Filed by Verizon Communications Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Vodafone Group Plc

Filer’s SEC File No.: 001-08606

Date: September 3, 2013

ADVERTISEMENT

This communication is deemed an advertisement for the purposes of the U.K. prospectus rules and is not a prospectus or a prospectus equivalent document. Any decision to subscribe for, purchase, otherwise acquire, sell or otherwise dispose of any Verizon Communications Inc. shares must be made only on the basis of the information contained in and incorporated by reference into the prospectus expected to be published by Verizon in connection with the proposed transaction. Copies of the prospectus will be available from Verizon’s registered offices and on Verizon’s website at www.Verizon.com/investor.

>> LOWELL McADAM: GOOD MORNING!

GOOD MORNING!

THANK YOU.

GOOD MORNING!

OKAY.

ALL RIGHT.

SETTLE DOWN.

ALL RIGHT.

ALL RIGHT.

OKAY.

THANKS.

THANK YOU.

ALL RIGHT.

I’LL HAVE TO TELL YOU GUYS TO SETTLE DOWN HERE A LITTLE BIT.

WELCOME TO THE NEW VERIZON.

TODAY A VERY EXCITING DAY FOR US.

SO I SHOULD FIRST SAY GOOD MORNING TO EVERYBODY IN THE U.S. AND GOOD AFTERNOON, EARLY EVENING TO THE FOLKS IN EUROPE.

IT’S WAY LATE AT NIGHT FOR THOSE OF YOU WHO ARE IN ASIA.

SO A SPECIAL WELCOME TO YOU ALL.

SO LOOK, WE’VE BEEN WORKING ON TRYING TO OWN ALL OF VERIZON WIRELESS FOR OVER A DECADE.

YOU KNOW, I HAVE TO TAKE MY HAT OFF TO IVAN FOR BEING VERY PERSISTENT HERE.

HE PUT A LOT OF EFFORT INTO THIS.

AND WE WERE ABLE TO PUSH IT OVER THE GOAL LINE.

I DO HAVE TO RECOGNIZE MEMBERS OF THE SENIOR TEAMS AND THE ADVISORS FOR DOING THIS.

WHY AM I SAYING NEW VERIZON AND WHY IS THIS SO IMPORTANT?

IF YOU LOOK AT ASSETS THAT WE CAN USE TO GROW THE BUSINESS, AND WE BOUGHT SOME.

WE BOUGHT HUGHES AND WE BOUGHT ALLTEL BACK THERE AND WE BOUGHT TERRAMARK.

BUT IF YOU LOOK AT THE POTENTIAL FOR VERIZON WIRELESS, YOU’VE GOT TO PUT YOUR MONEY WHERE THERE IS THAT OPPORTUNITY.

WHERE ELSE CAN YOU GET 100 MILLION VERY LOYAL SUBSCRIBERS WHO ARE GENERATING 8% AND 6% ARPU INCREASES YEAR OVER YEAR AND 50% MARGINS AND YOU’VE GOT THE ROAD AHEAD OF US THAT WE’RE SO BULLISH ON.

IF ANY OF YOU HEARD THE ANALYST CALL THIS MORNING, YOU HEARD ALL OF THAT.

WE’VE GOT THE OTHER PIECES OF THE PUZZLE TO MAKE THIS A HUGE OPPORTUNITY FOR US GOING FORWARD.

THOSE OF YOU WHO WERE HERE IN 2008, YOU MAY REMEMBER THE DISCUSSIONS WHERE WE SAID WE WERE AT 80% PENETRATION AT THAT POINT. BUT WE THOUGHT 200, 300, 500% PENETRATION BECAUSE OF MULTIPLE DEVICES, INTELLIGENT HOMES, AND THAT SORT OF THING WERE CLEARLY IN OUR FUTURE.

YOU’VE GOT COUNTRIES THAT ARE AT 250% PENETRATION, ESPECIALLY IN THE FAR EAST.

I SEE THAT COMING TO THE U.S.

AND I SEE US LEADING THAT OPPORTUNITY, NOT ONLY BECAUSE OF HOW STRONG WIRELESS PERFORMS TODAY, BUT BECAUSE OF THE OTHER ASSETS WE HAVE AS A BUSINESS.

THAT IS GOING TO BE OUR CHALLENGE.

TO FIGURE OUT HOW TO USE THIS NEW VERIZON, THAT ONE VERIZON PHILOSOPHY, TO TAKE THOSE ASSETS AND GO TO THE NEXT HIGHER GEAR.

WHAT I WANT TO DO THIS MORNING IS I’M GOING TO ASK FRAN TO COME UP AND TALK A LITTLE BIT ABOUT THE DEAL OVERALL.

I KNOW THERE ARE A FEW THINGS ON YOUR MIND.

I KNOW A FEW OF THEM ALREADY.

I’LL TALK TO THOSE.

AND THEN WE’LL HOPEFULLY HAVE Q&A AND THOSE ON THE WEB.

I HOPE WE’LL HAVE LOTS OF INTERACTION.

I DON’T THINK I’VE EVER SEEN AS MANY PEOPLE IN THIS AUDITORIUM.

MY GUESS IS YOU’VE PROBABLY GOT A FEW.

THAT’S THE ORDER OF THE DAY.

FRAN, IF YOU’LL COME UP AND TALK A LITTLE ABOUT THE DEAL.

[APPLAUSE]

>> FRAN SHAMMO: ALL RIGHT.

GOOD MORNING.

THIS MAY BE THE HAPPIEST DAY YOU SEE ME.

(LAUGHTER)

BUT I THINK THIS IS A GREAT DAY FOR OUR CUSTOMERS, OUR EMPLOYEES, AND OUR SHAREHOLDERS, AND I THINK YOU IN THE AUDIENCE ARE PROBABLY ALL THREE OF THEM.

IF YOU THINK ABOUT THIS DEAL.

AS YOU SAW UP THERE IT’S THE 3RD LARGEST DEAL.

I’VE SEEN SOME PRESS RELEASES SAY IT’S THE 2ND LARGEST DEAL IN HISTORY.

WE’RE GOING TO ISSUE ABOUT 50% OF THAT PRICE IN STOCK AND WE’LL BORROW ABOUT 50% IN THE OPEN MARKET.

THAT’S APPROXIMATE NUMBERS.

BUT THE OTHER THING YOU SHOULD KNOW IS GOING TO THE MARKET TO RAISE $60 BILLION WILL BE THE LARGEST DEBT OFFER IN HISTORY, AND WE HAVE THE CONFIDENCE THAT THIS COMPANY WILL BE ABLE TO GO TO THAT MARKET AND PEOPLE WILL BUY THESE BONDS BECAUSE WE ARE VERIZON.

THERE IS A LOT OF CONFIDENCE BEHIND THIS.

THERE’S A LOT OF PRESSURE ON THE STOCK PRICE.

SOME OF THAT IS BECAUSE PEOPLE DON’T UNDERSTAND ALL THE INTRICACIES OF THIS DEAL.

THEY’LL TALK ABOUT THE FLOW BACK.

ISSUING SHARES TO EUROPE AND PEOPLE WILL ISSUE THOSE BACK INTO THE OPEN MARKET.

THERE ARE ISSUERS OF VODAPHONE WHO CANNOT SELL U.S. TALK.

THIS IS A VERY, VERY GOOD DEAL FOR VERIZON.

IF YOU THINK ABOUT THIS IN PLAIN VANILLA, YOU’RE GETTING 45% OF CASH FLOW FROM VERIZON WIRELESS.

AND AS LOWELL SAID TODAY, PUT THAT IN PERSPECTIVE.

SINCE JANUARY OF ‘12, WE DISPERSED 25.5 BILLION OF DISTRIBUTIONS, OF WHICH 45% WENT TO OUR PARTNER.

THAT NOW STAYS INTERNALLY.

YOU THINK OF THIS REAL SIMPLE.

YOU TAKE THE 45% OF CASH THAT YOU’RE GETTING IN.

FOR YOU, THAT WOULD BE YOUR SALARY.

AND YOU’RE GOING TO BE BUY SOMETHING WITH THAT.

YOU COULD BUY A HOUSE OR YOU COULD BUY OUT VODAPHONE.

AND YOU —

(LAUGHTER)

>> FRAN SHAMMO: YOU LOOK AT HOW MUCH INTEREST AM I GOING TO PAY ON THE BORROWING AFTER TAX.

AND HOW MUCH AM I GOING TO HAVE TO PAY MY NEW SHAREHOLDERS OF DIVIDENDS?

IF YOU LOOK AT THE CASH FLOW, LESS THOSE TWO NUMBERS, WE INCREASE THE CASH FLOW OF THIS COMPANY, THE FINANCIAL FLEXIBILITY, AND WE’LL DEFINITELY INCREASE THE GROWTH OF THIS COMPANY.

LOWELL, I’LL PASS IT BACK TO YOU.

[APPLAUSE]

>> LOWELL McADAM: YOU’LL HAVE OPPORTUNITIES TO ASK FRAN QUESTIONS.

THERE’S MEMBERS OF THE SENIOR TEAM, HERE, TOO, AS WE GO FORWARD.

FRAN AND I WILL GO ON A THREE-WEEK ROAD SHOW.

BE CAREFUL, WE CAN STILL WATCH WHAT YOU’RE DOING THERE.

WE’LL BE TALKING TO THOSE INVESTORS.

AND SO AS FRAN SAID, WITH FLOW BACK AND EVERYTHING, YOU’LL SEE SOME MOVEMENT AROUND IN THE STOCK.

IT WILL BE RELATIVELY UNPREDICTABLE.

DON’T WORRY ABOUT THAT.

WE’LL GET THROUGH ALL OF THAT AS WE GO THROUGH APPROVALS.

NOW SPEAKING OF APPROVALS, OUR GENERAL PLAN IS TO GET THIS TO A SHAREHOLDER VOTE BECAUSE WE DO HAVE TO ISSUE NEW SHARES FOR THE COMPANY.

SO WE WILL GET THAT TO A SHAREHOLDER VOTE LATE THIS YEAR, FIRST QUARTER OF NEXT YEAR.

RANDY AND THE TEAM ARE WORKING.

ALREADY BEGINNING THE PROCESS TO WORK WITH THE FCC AND GET THE OTHER APPROVALS.

WE DON’T EXPECT ANY STATE APPROVALS HERE.

IT WILL ALL BE AT THE FEDERAL LEVEL.

AND WE EXPECT TO CLOSE THIS BY THE TIME WE GET INTO FIRST QUARTER OF NEXT YEAR.

WHAT ARE THE CRITICAL THINGS FOR US TO UNDERSTAND HERE AS WE GO FORWARD?

FIRST WE HAVE TO DELIVER RESULTS.

SO THE STOCK FOR THE MOST PART WILL BE SET BY THE TIME WE GET INTO 4TH QUARTER.

EVERYBODY LOOKS AT 3RD QUARTER RESULTS.

SO THIRD QUARTER PERFORMANCE IS VERY IMPORTANT FOR US.

STAYING FOCUSED ON DELIVERING OUR RESULTS IS ABSOLUTELY CRUCIAL.

THERE’S A LOT OF BUZZ OUT THERE ABOUT OH, T-MOBILE AND SPRINT, AND DID VODAPHONE GET OUT OF A HIGH OR IS THERE STILL GROWTH OPPORTUNITIES?

I WAS PRETTY AGGRESSIVE ON THE CALLS TODAY.

IF ANYBODY OUGHT TO BE WORRIED, IT OUGHT TO BE SPRINT AND T-MOBILE AND NOT US.

IF YOU LOOK AT DELIVERING RESULTS IN THE FACE OF COMPETITION, WE’VE GOT A LONG TRACK RECORD OF DOING THAT.

WE’VE DONE OUR “SHARE EVERYTHING” AND OUR NEW LEASING OPTIONS FOR PHONES.

AND DAN HAS A FEW THINGS UP HIS SLEEVES, SINCE THIS IS A PUBLIC BROADCAST WE WON’T SAY ANYTHING AND LET AT&T AND T-MOBILE KNOW.

THERE’S A LOT OF BUZZ AROUND THE BUSINESS.

DOES THIS MEAN WE’RE GOING TO DO A MAJOR ORGANIZATION?

I’VE BEEN AROUND A WHILE.

AND I’M A BIG FAN OF THE REGIONAL AND AREA STRUCTURE WHERE WE MAKE DECISIONS CLOSE TO THE CUSTOMER AND ACCOUNTABILITY FOR RESULTS ARE AT THOSE LEVELS.

SO ANY OF YOU WHO ARE THINKING ABOUT WE’RE GOING TO DO A MASSIVE COMBINATION OF REGIONS ACROSS THE COMPANY, WE’RE NOT GOING TO DO THAT.

BUT WE DO STILL HAVE OPPORTUNITIES THAT WE NEED TO EXPLOIT.

IF YOU LOOK AT WHAT WE’VE DONE WITH REAL ESTATE AND SUPPLY CHAIN, WE’VE TAKEN SOME MASSIVE COST OUT OF THIS BUSINESS.

VLSS HAS GIVEN US ANOTHER SET OF TOOLS TO TAKE COSTS OUT OF THE BUSINESS.

WE’RE GOING TO DO THAT.

IT’S ABSOLUTELY CRITICAL.

GURU IS IN THE AUDIENCE SOMEWHERE.

PUT A LITTLE MONKEY ON HIS BACK.

WE’VE GOT TO GET THESE CONVERGED SERVICES OUT INTO THE MARKET TO MAKE A DIFFERENCE.

IF WE FOCUS ON COMPETING WITH AT&T AND T-MOBILE AND SPRINT, THEN WE’VE MISSED AN OPPORTUNITY.

WE DO THAT WELL.

BUT WE NEED TO CHANGE THE GAME USING THE TERRAMARK AND HUGHES ASSETS THAT ARE QUOTE IN VES.

WE NEED TO MAKE THOSE CONVERGED SERVICES.

WE NEED TO BRING SOME UNIQUE OFFERINGS TO BARE IN THE MARKETPLACE.

DON’T GET DISTRACTED ABOUT WORRYING ABOUT MAJOR REORGANIZATIONS.

WE’RE GOING TO BE FACT-BASED AND LOOK FOR MAJOR OPPORTUNITIES FOR SHAREHOLDER VALUE.

I’M GOING TO ASK DAN TO WORK WITH HIS COUNTERPARTS AND MINE THOSE POTS OF GOLD AND MINE THEM TO THE BOTTOM LINE.

OKAY?

THAT’S A NUTSHELL OF WHERE WE ARE.

IF THERE ARE QUESTIONS IN THE AUDIENCE.

I DON’T KNOW WHETHER A BIG GROUP MAKES YOU FEEL BETTER ABOUT ASKING QUESTIONS OR WORSE.

BUT I KNOW THERE ARE SOME OUT THERE.

AND I KNOW WE HAVE SOME ON THE WEB AS WELL.

YES, SIR, YOU WANT TO START?

JIM?

YOU WANT TO GIVE ME THE?

>> AUDIENCE: WOULD WE BE ABLE TO COMPETE WITH VODAPHONE IN THE FUTURE?

>> LOWELL McADAM: SURE.

THEY’LL BE ABLE TO COMPETE WITH US.

IF THEY ASK ME THE QUESTION THE ANALYSTS ASK.

CAN VODAPHONE GO BUY T-MOBILE?

AT A CERTAIN PERIOD OF TIME, THERE’S A LOT OF SPECULATION ABOUT AT&T AND VODAPHONE.

BUT OUR VIEW IS THERE’S OPPORTUNITIES FOR US TO CONTINUE TO COOPERATE GOING FORWARD.

WE’RE GOING TO KEEP OUR ROAMING AGREEMENTS AND PURCHASE AGREEMENTS.

TONY STILL CONVERGE OVER THE NETWORK.

IT’S BEEN VERY SUCCESSFUL FOR US.

BUT THE WHOLE IDEA OF THIS WAS TO MAKE BOTH OF US MORE AGILE.

THEY NOW HAVE THE CASH TO MAKE INVESTMENTS IN EUROPE, TO STRENGTHEN THEIR PORTFOLIO.

VICTORIO TALKED ABOUT THEIR ABILITY TO INVEST IN EMERGING MARKETS.

AND IT GIVES US THE ABILITY TO COMPLETELY UNLEASHED WHAT WE WANT TO DO IN THE U.S. MARKET.

WE’RE IN A GOOD POSITION AND WE’LL BUMP INTO THEM A FEW TIMES IN THE FUTURE.

ALL OF YOU HAD THAT QUESTION.

OKAY.

WAY IN THE BACK.

>> AUDIENCE: LOWELL, A LOT OF THE CREDIT FOR THIS TRANSACTION WAS GIVEN TO YOU.

AS YOU SAID, IT’S BEEN GOING ON FOR QUITE SOME TIME.

>> LOWELL McADAM: IRA, HOW ARE YOU?

>> AUDIENCE: WHAT WAS IT THIS TIME THAT FINALLY BROUGHT THIS TO CULMINATION?

>> LOWELL McADAM: ALL RIGHT.

YOU GUYS KNOW I USE BAD WORDS ONCE IN A WHILE.

I HAVE TO BE CAREFUL NOT TO CHARACTERIZE THAT.

THAT’S MEDIA HYPE AND THAT’S SILLY.

I GIVE A LOT OF CREDIT TO IVAN, BUT JOHN, AND RANDY AND THE ADVISORS WERE AT THE TABLE.

I THINK THAT VICTORIO AND I WERE, BECAUSE WE WORKED TOGETHER FOR 20 YEARS WERE ABLE TO SIT DOWN AND SAY WHAT DO YOU NEED AND WHAT DO I NEED, AND ONCE WE FIGURED OUT WHAT THE BIG LEVERS WERE, WE WERE ABLE TO COME UP WITH A COMBINATION.

THIS HAS BEEN SO BIG AND COMPLICATED, I DON’T THINK WE’VE GONE MORE THAN TWO WEEKS WITHOUT HAVING A DISCUSSION ABOUT THIS A YEAR AGO.

IT TAKES A LONG TIME AND A LOT OF PEOPLE TO GET THIS DONE.

I WISH SOMEBODY TOOK A PICTURE OF FRAN.

THIS IS A HAPPY DAY FOR THE COMPANY.

I REACHED FOR MY PHONE AND DONNA TOOK IT AWAY FROM ME BECAUSE OF THE MICROPHONE.

BUT I HOPE SOMEBODY GOT A PICTURE OF IT.

WE SHOULD ALL FEEL VERY GOOD ABOUT THIS.

OKAY.

WE’VE GOT A COUPLE ON THE WEB HERE.

ENTERPRISE CUSTOMERS OFTEN PERCEIVE VERIZON WIRELESS BEING MORE EXPENSIVE WITH GLOBAL ROAMING RATES.

HOW WILL THIS MAKE GLOBAL ROAMS RATES MORE COMPETITIVE FOR ENTERPRISE CUSTOMERS?

LOOK, JOHN, YOU CAN ADD SOMETHING IF YOU WANT TO.

BUT EUROPE IS VERY COMPETITIVE.

WE’VE GIVEN THE BUSINESS TO VODAPHONE BECAUSE OF THE PARTNERSHIP.

I THINK NOW AS WE GO FORWARD AND DAN’S TEAM DOES MOST OF THESE ROAMING DEALS.

WE’LL LOOK AT DEUTCHACOM OR WHATEVER, AND WE’LL MAKE SURE THERE ARE GOOD ROAMING RATES.

WILL THIS BUY OUT POTENTIAL FOR CAREER GROWTH AND OPPORTUNITIES?

FROM JOEL IN FLORIDA.

LOOK, MARK, YOU CAN COMMENT IF YOU WANT.

WE’VE BEEN ENCOURAGING PEOPLE TO MOVE ACROSS THE BUSINESSES.

YOU’VE SEEN THAT AT THE SENIOR LEVEL AND I HOPE WE SEE IT MORE AT ALL LEVELS OF THE ORGANIZATION.

I DON’T THINK THIS PARTICULAR DEAL IMPACTS THAT.

BUT I THINK WE’RE ON A TRAJECTORY TO SEE MORE AND MORE MOVEMENT BACK AND FORTH ACROSS THE BUSINESS.

SO I HOPE THAT’S THE OUTCOME OF THIS AS WE GO FORWARD.

OTHER ONES IN THE ROOM?

CAN WE GET THE MICROPHONE OVER TO MEL?

GET THE MICROPHONE FOR A SECOND, MEL.

>> AUDIENCE: THANKS, LOWELL.

WE’VE BEEN PRETTY OPEN SHARING INFORMATION BACK AND FORTH WITH VODAPHONE ON THE WEB STUFF BACK AND FORTH.

AND THEY WERE COMING OUT TO VISIT US LATER THIS MONTH.

I’M ASSUMING THEY’RE A COMPETITOR NOW AND WE SHOULDN’T BE HAVING THAT MEETING?

>> LOWELL McADAM: RANDY SHOULD BE ISSUING SOME GUIDELINES.

NOT NECESSARILY TALK NOW.

(LAUGHTER)

I WANT TO GIVE HIM TIME TO MAKE SURE WE HAVE ALL THE BIG WORDS AND ALL THE REGULATIONS IN PLACE.

NOT JUST A FEW.

VODAPHONE IS A PARTNER OF OURS UP UNTIL CLOSE.

I DON’T THINK THEY EXPECT US TO GIVE A TREMENDOUS AMOUNT OF INFORMATION OUT.

WE’LL BE VERY CLEAR ABOUT PROTECTING AND SHOWING THEM THE INFORMATION ON THE PERFORMANCE OF THE COMPANY.

YOU SHOULD THINK ABOUT IT AS BUSINESS AS USUAL IN THAT WAY.

BUT THERE MAY BE SOME NUANCES THAT RANDY AND THE TEAM AND BILL WILL GIVE EVERYBODY.

OKAY?

LET’S SEE.

WIRELESS ENTERPRISE IS GETTING A LOT OF PRESS HERE JOHN.

LET’S SEE.

REGARDING THE WIRELESS ENTERPRISE AND B2B UNITS, WHEN CAN WE SEE A MERGING OF THE TWO UNITS INTERNALLY AND EXTERNALLY?

I LOOK TO JOHN TO COORDINATE THE ENTERPRISE SOLUTIONS TODAY.

WE’VE GOT ALL THOSE SALES ORGANIZATIONS UNDER MIKE LANMAN, AND MIKE IS PROBABLY IN THE ROOM HERE SOMEWHERE.

I DON’T SEE ANY MASSIVE CHANGES HERE.

I THINK THEY’LL BE A LITTLE BIT MORE BEHIND THE SCENES WITH TIME REPORTING AND THAT SORT OF THING THAT WE CAN WORK THROUGH OVER TIME.

BUT AGAIN, THERE ISN’T A PRE-DETERMINED HERE.

I REALLY WANT DAN AND WHETHER IT’S BOBBY ON FIOS ISSUES ON JOHN ON THE ENTERPRISE ISSUES TO SIT DOWN WITH THE TEAM AND FACT-BASED FIGURE OUT WHAT WE’RE GOING TO DO TO DRIVE VALUE FOR THE SHAREHOLDERS.

THAT WOULD BE MY GENERAL ANSWER THERE.

OKAY.

HOW WITH WILL BUY OUT IMPACT OUR 2014 CAPITAL SPENDING?

SPECIFICALLY HOW MUCH CAPITAL FOR WIRELESS?

DID THIS COME FROM?

NIKI?

WHERE’S NIKI?

(LAUGHTER)

THIS IS FROM MARK IN TAMPA.

FRAN?

>> FRAN SHAMMO: OBVIOUSLY WE DON’T GIVE GUIDANCE FOR ‘14.

BUT LOOK, IF YOU LOOK AT WHAT WE’VE DONE IN ‘13 IS WE INCREASED THE GUIDANCE FROM 3162 TO 3-16-7.

THAT INCREASE WAS FOR WIRELESS.

SO WE’LL DO WHAT’S NECESSARY.

BUT OBVIOUSLY IF YOU LOOKED OVER TIME, VERIZON WIRELESS HAS GONE UP AND WE’RE STILL INVESTING IN WIRELINE AND WIRELESS, AND WE’LL SEE WHERE ‘14 TAKES US.

>> LOWELL McADAM: THERE’S ONE HERE FROM CHANNING JOHNSON IN VZW.

MANY LARGE MERGERS NEVER FULFILL THEIR POTENTIAL.

WHAT OBSTACLES SHOULD WE BE MOST CONCERNED ABOUT TO ENSURE THIS DEAL WORKS?

I THINK THE DIFFERENCE BETWEEN MOST ACQUISITIONS AND THIS IS YOU BUY A DIFFERENT COMPANY.

WITH DIFFERENT ASSETS.

YOU DON’T REALLY KNOW THEM.

ANY ACQUISITION I’VE BEEN PART OF, YOU GET INTO IT AND YOU GET NEGATIVE SURPRISES.

THIS IS US.

WE’RE BUYING US.

(LAUGHTER)

NOT THAT WE DON’T HAVE OUR OWN BLEMISHES.

BUT WE KNOW THEM AND WE LOVE THEM.

(LAUGHTER)

LOOK, THERE’S NO INTEGRATION ISSUES AT ALL HERE.

AND WE’VE TAKEN THE POSITION PUBLICLY THAT THERE AREN’T ANY SYNERGIES ASSOCIATED WITH IT.

BY THE WAY, DAN AND I AND FRAN, AND EVERYONE ELSE ON THE SENIOR TEAM UNDERSTAND THAT THERE’S THINGS WE’RE GOING TO DO TO DRIVE COST EFFICIENCY.

BUT THE THINGS THAT ALWAYS GET IN THE WAY OF AN ACQUISITION ARE MORE CULTURALLY BASED AND WE DON’T HAVE ANY OF THOSE HERE.

WE’VE RUN THIS COMPANY SINCE ITS INCEPTION AND WE’RE GOING TO CONTINUE TO RUN IT.

TO ME, THERE’S ONLY UPSIDE HERE.

THERE’S A QUESTION THAT CAME OUT THIS MORNING AFTER MY CNBC INTERVIEW.

ANY OF YOU WHO SAW THIS.

WITH INCREASING FOCUS ON OUR WIRELESS OPPORTUNITIES, WILL THERE BE A BIGGER PUSH TO INVEST LAND LINE OPPORTUNITIES IN TERRITORIES AND LESS ATTENTION TO FIOS?

I THINK BOBBY IS PRAYING I WOULD SPEND LESS TIME ON FIOS.

BECAUSE I THINK FIOS HAS GOT TREMENDOUS POTENTIAL FOR US.

I THINK WHERE WE’VE GOT DISTRACTED IS TRYING TO KEEP THE COPPER PLAN IN OPERATION TOO LONG.

I’M PUSHING TO GET THE COPPER PLAN DECOMMISSIONED.

IT’S A MODEL A.

YOU CAN ADMIRE THEM.

BUT YOU DON’T WANT TO RIDE IN THEM VERY LONG.

HERE’S MY PHILOSOPHY.

LET ME NOT MAKE A JOKE OUT OF THIS.

ANY PART OF THE BUSINESS HAS TO BE DELIVERING SHAREHOLDER VALUE.

THAT’S WHAT WE’VE ALWAYS TALKED ABOUT.

WE MAKE HUGE INVESTMENTS.

$18 BILLION A YEAR INTO OUR NETWORKS AND OUR INFRASTRUCTURE.

JUST LIKE ROGER AND THE TEAM HAVE BEEN KILLING ALL THESE UNPRODUCTIVE SYSTEMS AND TONY AND HIS TEAM ARE GOING THROUGH AND CLEANING UP THE NETWORK, WE NEED TO MAKE SURE IF THERE ARE PRODUCTS THAT ARE BAD THAT, I MEAN WE HAVE PRODUCTS THAT ARE WAY UNDER WATER.

AND THOSE OF YOU IN JOHN’S ORGANIZATION.

WHAT?

2,000, OR 3,000 PRODUCTS THAT WE’RE KILLING.

WE NEED TO LOOK AT EVERY PART OF THE BUSINESS AND WHERE IT’S NOT DELIVERING VALUE, WE NEED TO GET RID OF IT.

WE’RE STARTING TO GET THAT MOMENTUM.

IF THERE ARE PLACES IN THE BUSINESS THAT WE NEED TO STOP DOING OR SELL OFF, I’M NOT EMBARRASSED ABOUT THAT.

OUR SHAREHOLDERS EXPECT US TO DO THAT.

IF YOU DON’T DO THAT, YOU’RE NOT KEEPING THE BUSINESS HEALTHY.

I KEEP USING THE GENERAL MOTORS EXAMPLE.

YOU SEE WHAT HAPPENS WITH BUSINESSES THAT DON’T SEEM HEALTHY.

WE SHOULDN’T BE AFRAID OF THAT.

IF YOU’RE A GOOD CONTRIBUTOR, YOU’LL FIND ANOTHER PLACE WITHIN THE BUSINESS THAT WANTS YOU.

ALL RIGHT.

HOW ARE WE DOING ON TIME HERE?

WE’VE GOT TIME FOR A COUPLE MORE.

ANOTHER ONE IN THE ROOM.

OKAY?

ALAN.

DO WE HAVE A MICROPHONE?

WE HAVE ALAN.

>> AUDIENCE: GIVE THAN WE DON’T HAVE A GLOBAL PARTNER, HOW SHOULD WE THINK ABOUT OUR GLOBAL STRATEGY GOING FORWARD?

MAYBE THIS IS PREMATURE?

>> LOWELL McADAM: WELL, ALAN, I’M GLAD YOU BROUGHT THAT UP.

IT CAME UP ON THE ANALYST CALL THIS MORNING.

WE SHOULDN’T THINK OF OURSELVES AS NOT BEING A GLOBAL COMPANY OR BEING LESS OF A GLOBAL COMPANY.

WE’RE AT 150 COUNTRIES AROUND THE WORLD.

WE’VE GOT 70% OF THE INTERNET TRAFFIC GOING OVER OUR I.P. BACKBONE.

WE’VE GOT 30-SOME CLOUD DATA CENTERS AROUND THE WORLD.

WE HAVE THAT CAPABILITY TO EXPAND GLOBALLY SHOULD WE CHOOSE TO.

YOU KNOW, THERE’S BEEN A LOT OF DISCUSSION ABOUT THIS, SO WHY DON’T I TALK ABOUT IT?

VICTORIO AND I LOOKED AT FOR ABOUT A YEAR WHETHER WE SHOULD MERGE THE TWO COMPANIES TOGETHER.

AND WE COULD NOT MAKE A CASE THAT MADE SENSE FOR OUR SHAREHOLDERS.

HE HAS TO DO SOME MASSIVE RETOOLING OF HIS BUSINESS AND HE TALKED THIS MORNING ABOUT WHERE HE’S GOING TO DO HIS INVESTING.

AND WE HAD THE OPPORTUNITY TO REALLY ADD DIMENSIONS TO OUR BUSINESS AS I TALKED ABOUT BEFORE.

I SEE MUCH BETTER POTENTIAL FOR US IN THE U.S. THAN I DO FOR A COMBINED COMPANY IN EUROPE.

SO THAT’S THE DIRECTION WE WENT.

NOW THAT DOESN’T MEAN, IF WE WANT TO GO OUT AND BUY AN OPERATION IN SOUTH AMERICA OR EUROPE OR SOME PLACE LIKE THAT, WE CAN DO THAT.

DONE.

IF WE WANT TO BE OUR OWN NVMO IN EUROPE, WE CAN DO THAT NOW.

I THINK THE POINT IS THE MARKET IN THE U.S. HAS GOT SO MUCH POTENTIAL AND THERE’S SO MUCH POTENTIAL AROUND THE WORLD ON A ONE-BY-EACH OPPORTUNITY.

WE DID OUR INTEGRATION BACK WHEN THE COMPANIES WERE SMALLER.

BY WE DID IT BY BUYING COMPANIES LIKE ALLTEL AND OTHER PIECES THAT WE COULD DIGEST EASILY.

THAT’S MY PREFERRED APPROACH.

BUILD THIS WALL ONE BLOCK AT A TIME, NOT GO OUT AND TRY TO DO A WHOLE BIG WALL ALL AT ONCE. IS THERE ANOTHER ONE?

GO AHEAD.

>> AUDIENCE: WHEN WE TALK ABOUT THIS TO OUR FRIENDS AND FAMILY, FROM A CUSTOMER POINT OF VIEW, WHAT’S MOST EXCITING ABOUT THIS?

>> LOWELL McADAM: WELL I THINK FOR TODAY, WHAT’S EXCITING IS THEY’RE GOING TO CONTINUE TO GET THE GREAT SERVICE THAT THEY’VE GOT.

AND WE’RE GOING TO CONTINUE TO INVEST IN OUR NETWORKS.

FOR TOMORROW, THAT’S THE VISION WHEN WE TALK ABOUT ENERGY MANAGEMENT, SMART HOMES, HEALTHCARE THAT’S MOBILE BASED.

BRINGING IN THE SECURITY, THOSE ARE THE THINGS THAT I THINK WITHIN A YEAR WE’RE GOING TO BE BRINGING SOME PRETTY DARN EXCITING PRODUCTS TO THE MARKET.

WE’VE KNOWN FOR YEARS, AND TONY IS WORKING ON THE CONVERGED SERVER.

WE’VE KNOWN FOR YEARS WHAT YOU COULD DO IF YOU COULD TAKE THE CAPABILITIES OF FIOS AND MERGE IT WITH THE CAPABILITIES OF LTE AND THE PRODUCTS YOU CAN DELIVER.

THAT’S EXCITING THINGS.

I WANT TO BILLION CAREFUL.

VODAPHONE DIDN’T HOLD US BACK.

TO ME, THE ROAD IS OPENING UP IN FRONT OF US.

IT’S GOING TO BE A SIGNIFICANT CHANGE AND NOW WE’RE IN A POSITION TO BRING ALL THAT CAPABILITY TO BARE.

I THINK THAT’S GOING TO BE EXCITING FOR CUSTOMERS.

OKAY.

LET’S SEE.

ARE THERE RESTRICTIONS ON EMPLOYEE PURCHASE OF VERIZON STOCK ON THE OPEN MARKET?

I LOVE THAT QUESTION BECAUSE THEY UNDERSTAND WHAT A GREAT COMPANY THIS IS AND WHAT A GREAT COMPANY WE ARE ON THE OPEN MARKET.

I HAVE NO IDEA. I’M SURE IF I ANSWER IT RANDY WILL COME UP HERE AND STICK A SOCK IN MY MOUTH.

BASICALLY PEOPLE CAN DO WHAT THEY WANT TO DO AND WE’LL ISSUE GUIDANCE AS NECESSARY.

>> WE’LL ISSUE GUIDANCE AS NECESSARY.

>> LOWELL McADAM: YOU CAN DO WHAT THE LAWYERS TELL YOU TO DO AND THEY’LL LET YOU KNOW WHEN THEY’RE READY.

[LAUGHTER]

>> LOWELL McADAM: QUESTION FROM MILAN.

OH, THANK YOU FOR DIALING IN HERE.

WILL ANY VES ASSET BE MOVED TO VODAPHONE?

CERTAINLY OMNIPHONE.

BUT NO, NOTHING OUT OF V.E.S.

OKAY.

IS THERE ANY LAST QUESTION HERE IN THE ROOM?

OKAY.

GREAT.

>> AUDIENCE: HOW’S IT GOING LOWELL?

>> LOWELL McADAM: COULDN’T BE BETTER.

TERRI JOHNSON FROM DELIVERY.

WILL THERE BE ANY IMPACT TO UNION AGREEMENTS WITH THE WIRELINE SIDE?

>> LOWELL McADAM: LOOK.

WE’VE HAD A LOT OF ONGOING DIALOGUE WITH THE UNION, OBVIOUSLY.

STARTING WITH THE EAST CONTRACT.

AND NOW WE’VE CLOSED WITH THE TEXAS CONTRACT AND LARRY IS WORKING ON THE CALIFORNIA CONTRACT NOW.

TO ME THAT’S AN EVOLUTIONARY THING.

YOU NEED TO CONTINUE TO HAVE THE DIALOGUE.

LARRY COHEN HAD A CHAT YESTERDAY AND MARC TALKED WITH HIM.

THAT’S AN ONGOING DIALOGUE AND WE NEED TO CONTINUE THE PROCESS.

THERE’S MORE TO DO FROM BOTH SIDES.

ONE OF THE BIG ONES IS HOW DO WE COOPERATE TOGETHER ON HEALTHCARE WITH THAT LEGISLATION AND MARC HAS BEEN VERY ACTIVE IN THAT AREA.

I DON’T SEE THIS AS IMPACTING THE UNION RELATIONSHIP.

>> AUDIENCE: AND JUST A QUICK FOLLOWUP QUESTION.

I HEARD THAT YOU NEGOTIATED MUCH OF THIS DEAL ON AN EXERCISE BIKE IN CALIFORNIA.

WITH THAT SAID, ARE YOU GOING TO INSTALL BIKES IN THE EBC?

[LAUGHTER]

EXECUTIVE BRIEFING CENTER.

>> LOWELL McADAM: I THINK JOHN STRATTON WOULD LOOK VERY GOOD ON ONE OF THOSE BIKES. I’LL CARING IT UP TO THE E.B.C. FROM THE GYM.

SOMEONE IS VERY PERSISTENT BACK THERE.

OKAY.

>> AUDIENCE: HI LOWELL.

WITH THE AMOUNT OF DEBT WE’RE TAKING TO PURCHASE THE 45% STAKE, WHAT SHOULD OUR URGENCY BE TO RESOLVE THIS DEBT AND HOW QUICKLY SHOULD WE BE DOING IT?

>> LOWELL McADAM: YEAH.

LOOK.

I THINK THE URGENCY FOR THE BROADER GROUP HERE SHOULD BE TO DELIVER RESULTS AND DO WHAT WE TALKED ABOUT.

IF A PRODUCT IS NON-PROFITABLE, WE NEED TO GET RID OF IT.

DELIVERING RESULTS WILL BE THE CRITICAL THING.

AS FRAN AND I SHARED WITH THE BOARD AND OUR INVESTORS, AND I THINK WE TALKED ABOUT IT ON CNBC, OUR PRIORITIES ARE WE’RE GOING TO CONTINUE TO INVEST IN THE NETWORK.

TONY IS GOING TO CONTINUE TO GET A LOT OF CAPITAL TO KEEP THIS NETWORK STRONG.

AND WE DON’T WANT TO LOSE THAT.

AND WE NEED TO PAY DOWN THIS DEBT.

WE ENGINEERED THIS SO WE ONLY LOST ONE NOTCH WITH OUR CREDIT WITH THE CREDIT RATING AGENCIES.

WE’RE STILL INVESTMENT GRADE.

IT’S A TREMENDOUS OUTCOME FOR US.

AND THE THIRD PRIORITY IS WE WANT TO MAINTAIN A DIVIDEND.

THE PEOPLE WHO HOLD THOSE SHARES, THEY LIKE THAT YIELD.

TO MANY PEOPLE, THAT’S THEIR REQUIREMENT.

KEEPING THE STOCK STRONG IS VERY IMPORTANT FOR US.

FRAN WILL WORRY ABOUT WITH MATT ELLIS HOW THEY PAY DOWN THE DEBT.

BUT FOCUSING ON THE COMPANY, THAT’S THE KEY.

OBVIOUSLY A HUGE DAY FOR US AS A BUSINESS.

SOMETHING THAT WE’VE BEEN WORKING ON FOR A LONG TIME.

THIS IS A TREMENDOUS OUTCOME FOR US.

BUT AS YOU LOOK AT THE MARKET’S REACTION, THEY SAY OKAY IT’S A WIN-WIN.

VODAPHONE GOT A GOOD PRICE FOR THEIR INVESTMENT.

VERIZON GOT TO CONTROL THE MOST VALUABLE WIRELESS ASSET IN THE WORLD.

THE QUESTION IS WHAT’S NEXT?

AND WHAT’S NEXT IS UP TO US.

IF WE CAN TAKE ALL THE ASSETS THAT WE HAVE AS A BUSINESS AND WE CAN MAKE THEM INTO SOMETHING THAT PEOPLE HAVE NEVER SEEN BEFORE.

AND OBVIOUSLY VALUE IT.

THEN THAT’S THE HOME RUN FOR US.

I’M ABSOLUTELY CONFIDENT THAT WE HAVE THE TOOLS TO DO THAT.

I’M CONFIDENT WE’VE GOT THE TEAM TO DO THAT.

THE MARKET IS READY FOR THAT NEXT LEVEL OF INNOVATION AND WE’RE THE ONES TO LEAD.

OKAY?

AND ONE OF THE WAYS WE LEAD IS BY KEEPING OUR CULTURE STRONG.

SO I WANT TO END LIKE WE ALWAYS DO WITH THE CREDO VIDEO.

THANKS FOR DELIVERING THE RESULTS THAT ALLOWED US TO DO THIS DEAL.

LET’S GO TAKE IT TO THE NEXT GEAR.

OKAY?

THANK YOU.

[APPLAUSE]

VIDEO:

>> IT’S TIME FOR A REALITY CHECK.

A REMINDER OF WHY WE DO OUR WORK.

AND WHY HOW WE DO OUR WORK MATTERS.

IT’S ALL ABOUT THIS ONE.

THIS FAMILY.

THIS BUSINESS.

THESE ORGANIZATIONS.

IN PLACES ALL AROUND THE WORLD.

>> WE FOCUS OUTWARD ON A CUSTOMER.

>> WE WORK 24/7.

>> WE KNOW OUR PRODUCTS.

>> AND CAN EXPLAIN THEM TO OUR CUSTOMERS.

>> WE RUN TO A CRISIS, NOT AWAY.

>> WE ARE GOOD CORPORATE CITIZENS.

>> AND SHARE OUR SUCCESS WITH THE COMMUNITY.

>> THIS IS WHO WE ARE.

THIS IS WHO WE WORK FOR.

WE CONNECT PEOPLE EVERYWHERE IN SO MANY WAYS.

WE HELP MEET THE WORLD’S BIGGEST CHALLENGES AND PROVIDE POWERFUL ANSWERS.

>> OUR BEST WAS GOOD FOR TODAY.

>> TOMORROW WILL BE BETTER.

FORWARD-LOOKING STATEMENTS

This communication contains statements about expected future events that are forward-looking and subject to risks and uncertainties. Forward-looking statements also include those preceded or followed by the words “anticipates,” “believes,” “estimates,” “hopes” or similar expressions. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transaction or events giving rise to termination the transaction agreement; adverse conditions in the U.S. and international economies; competition in our markets; material changes in available technology or technology substitution; disruption of our key suppliers’ provisioning of products or services; changes in the regulatory environments in which we operate, including any increase in restrictions on our ability to operate our networks; breaches of network or information technology security, natural disasters, terrorist attacks or significant litigation and any resulting financial impact not covered by insurance; significantly increased levels of indebtedness as a result of the proposed transaction; an adverse change in the ratings afforded our debt securities by nationally accredited ratings organizations or adverse conditions in the credit markets affecting the cost, including interest rates, and/or availability of financing; changes in our accounting assumptions that regulatory agencies, including the SEC, may require or that result from changes in the accounting rules or their application, which could affect earnings; material adverse changes in labor matters, including labor negotiations, and any resulting financial and/or operational impact; significant increases in benefit plan costs or lower investment returns on plan assets; and the inability to implement our business strategies. The foregoing list of factors is not exhaustive and there can be no assurance that the proposed transaction will in fact be consummated. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in Verizon’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the Securities and Exchange Commission (the “SEC”) and those described in Vodafone’s Annual Reports, Reports of Foreign Private Issuer and other documents filed from time to time with the SEC. Except as required under applicable law, the parties do not assume any obligation to update these forward-looking statements.

NO OFFER OR SOLICITATION

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any offer or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or pursuant to an exemption from the registration requirements thereof.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Verizon Communications Inc. will file with the SEC a registration statement on Form S-4 containing a prospectus with respect to the Verizon securities to be offered in the proposed transaction (the “prospectus”) and a proxy statement (the “proxy statement”) with respect to the special meeting of the Verizon shareholders in connection with the proposed transaction. VODAFONE SHAREHOLDERS ARE URGED TO READ CAREFULLY THE PROSPECTUS AND VERIZON SHAREHOLDERS ARE URGED TO READ CAREFULLY THE PROXY STATEMENT, EACH TOGETHER WITH OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the prospectus, the proxy statement and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the prospectus, the proxy statement and other documents filed with the SEC by Verizon by contacting Verizon’s Assistant Corporate Secretary, Verizon Communications Inc., 140 West Street, 29th Floor, New York, New York 10007. These materials are also available on Verizon’s website, at www.verizon.com/investor.

PARTICIPANTS IN THE SOLICITATION

Verizon, Vodafone and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Verizon in respect of the proposed transactions contemplated by proxy statement. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the shareholders of Verizon in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement when it is filed with the SEC. Information regarding Verizon’s directors and executive officers is contained in Verizon’s Annual Report on Form 10-K for the year ended December 31, 2012 and its Proxy Statement on Schedule 14A, dated March 18, 2013, which are filed with the SEC. Information regarding Vodafone’s directors and executive officers is contained in Vodafone’s Annual Report on Form 20-F for the year ended December 31, 2012, which is filed with the SEC.